

07008096

AB 9/5

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 AND ENDING 06/30/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Black Oak Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 S Walnut, Box 590
(No. and Street)

Rochester, IL 62563
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric R Stark 217-498-7876
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holzworth, Jeffrey S
(Name – *if individual, state last, first, middle name*)

522 W Adams, PO Box 117 Taylorville IL 62568
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric R Stark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Black Oak Securities, Inc., as of June 30, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Eric R Stark
Signature

President
Title

Joni Peat
Notary Public


"OFFICIAL SEAL"
JONI PEAT
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 01/13/10

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACK OAK SECURITIES, INC.
Rochester, Illinois

Audited Financial Statements
For the Year Ended June 30, 2007

Black Oak Securities, Inc
Rochester, Illinois

Table of Contents

Jeffrey S. Holzworth
Certified Public Accountant

Independent Auditor's Report

To Eric R. Stark, President
Black Oak Securities, Inc.

In our opinion, the accompanying statement of financial position and the related statements of income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of *Black Oak Securities, Inc.* at June 30, 2007 and the results of its operations and its cash flows for the period ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on my audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about the whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



Taylorville, Illinois
August 17, 2007

BLACK OAK SECURITIES, INC.
Rochester, Illinois
Statement of Financial Position
June 30, 2007

ASSETS

Cash	$	2,256
Investments		89,758
Income Tax Recoverable		26
Receivables		1,000
Prepaid Assets		105
Total Assets	$	93,145

LIABILITIES AND STOCKHOLDERS EQUITY

Accrued Expenses	$	2,200
Common Stock ($1 Par Value, 3,000 Shares Authorized and Issued)	$	3,000
Additonal Paid In Capital		3,000
Retained Earnings		84,945
Total Liabilities and Shareholders Equity	$	93,145

The accompanying notes are an integral part of these financial statements.

BLACK OAK SECURITIES, INC.

Rochester, Illinois

Statement of Income

For the Year Ended June 30, 2007

Revenue:		
Securities Commissions	$	208,286
Unrealized Change in Market Valuation - Investments		13,886
Investment Income		203
Total Revenues	$	222,375
Expenses:		
Administration Fees	$	126,000
Commissions		92,216
NASD Membership Fees		(1,142)
Other Operating Expenses		1,259
Total Expenses	$	218,333
Income Before Income Taxes	$	4,042
Income Tax Expense	$	857
Net Loss	$	3,185

The accompanying notes are an integral part of these financial statements.

BLACK OAK SECURITIES, INC.

Rochester, Illinois

Statement of Changes in Stockholders' Equity

For the Year Ended June 30, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders Equity
Balance at June 30, 2006	$3,000	$3,000	$81,760	$87,760
Net Income			3,185	3,185
Balance at June 30, 2007	$3,000	$3,000	$84,945	$90,945

The accompanying notes are an integral part of these financial statements.

BLACK OAK SECURITIES, INC.
Rochester, Illinois
Statement of Cash Flows
For the Year Ended June 30, 2007

Cash Flows From Operating Activities:

Net Loss	$	3,185
Decrease in Unrealized Change in Investments		(13,886)
Change in Income Tax Recoverable		859
Cash Flows from Operating Activities	$	(9,842)
Cash Flows From Investing Activities		
Increase in Certificate of Deposit	$	203
Cash Flows from Investing Activities	$	203
Net Change in Cash	$	(10,045)
Cash - June 30, 2006		12,301
Cash - June 30, 2007	$	2,256

The accompanying notes are an integral part of these financial statements.

Black Oak Securities, Inc.
Rochester, Illinois

Notes to the Financial Statements
For the Year Ended June 30, 2007

Note A. *Summary of Significant Accounting Policies*

1. Business Activity – Black Oak Securities, Inc. began operations September 28, 1992 as a broker/dealer in securities. The Company does not receive directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry any accounts of, or for customers. The Company is exempt from provisions of Rule 15c3-3 of the Securities and Exchange Commission on the basis that it carries no margin accounts and does not otherwise hold funds or securities for customers.

2. Method of Accounting - The financial statements have been prepared on the accrual basis in conformity with principles generally accepted in the United States of America.

3. Income Taxes - The Company uses the liability method for calculating deferred federal income taxes. As a consequence, the accompanying financial statements reflect temporary differences in reporting results of operations for income tax and financial accounting purposes.

Note B. *Investments*

At June 30, 2007, investments in the amount of $89,758 consisted of a certificate of deposit in the amount of $5,096 and mutual fund shares in the amount of $84,662. These investments are valued at market and are restricted in use to meet the net capital requirements as set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

Note C. *Income Taxes*

The components of the income tax provision are as follows:

Federal income tax	$ 562
State income tax	295
Total income tax	$ 857

Certain items of income and expense are recognized in different years for financial reporting and income tax purposes. Deferred income taxes provided in recognition of these temporary differences are included on the balance sheet as deferred tax assets or liabilities. There were no temporary differences as of June 30, 2007.

Note D. *Net Capital Requirement*

As a broker-dealer, the Company is subject to the net capital requirements of the Securities and Exchange Commission. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when

a. its aggregate indebtedness exceeds 15 times its net capital as those defined in Rule 15 c3-1, or

b. its net capital is less than the minimum required.

At June 30, 2007, the Company's net capital and required net capital were $76,156 and $5,000 respectively, and its ratio of aggregate indebtedness to net capital was 0.031: 1.

BLACK OAK SECURITIES, INC.
Rochester, Illinois
Schedule 1 - Net Capital Computation
June 30, 2007

Total Assets		$	93,145
Total Liabilities			2,200
Ownership Equity		$	90,945
Less:	Securities Haircut		13,464
	Non Liquid Assets		1,000
	Prepaid Asset		105
Adjusted Net Capital		$	76,376
Computation of Aggregate Indebtedness			
Other Liabilities		$	2,200
Aggregate Indebtedness		$	2,200
Computation of Net Capital Requirement:			
A - Net Capital Requirement (6-2/3% of Aggregate Indebtedness))		$	147
B - Minimum Net Capital Requirement		$	5,000
Net Capital Requirement (Greater of A or B)		$	5,000
Excess Net Capital		$	71,376
Excess Net Capital at 1000%		$	76,156
Ratio of Aggregate Indebtedness to Net Capital			0.031 : 1

Note to Schedule:

There are no material differences between the computation presented above and the computation of net capital under Rule 15c3-1 as of June 30, 2007 filed by Black Oak Securities, Inc. in its Focus Report on July 5, 2007.

Jeffrey S. Holzworth
Certified Public Accountant

Independent Auditors' Supplementary Report on Internal Accounting Control

To Eric R. Stark, President
Black Oak Securities, Inc.

In planning and performing our audit of the financial statements of Black Oak Securities, Inc. for the year ended June 30, 2007, we considered the Company's internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rules 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Black Oak Securities, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above mentioned objectives.

The objectives of an internal control structure and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with principles generally accepted in the United States of America. Rule 17a-15(g) lists additional objectives of the practices and procedures listed in the previous paragraphs.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error and irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of management and the Securities and Exchange Commission and should not be used for any other purpose.



Taylorville, Illinois
August 17, 2007

END